EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 06, 2023 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual and special meeting of shareholders, held virtually earlier today, the eight director nominees listed in FirstService’s management information circular dated February 27, 2023 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yousry Bissada	34,129,823	90.31%	3,662,485	9.69%
Elizabeth Carducci	37,753,984	99.90%	38,324	0.10%
Steve H. Grimshaw	34,093,146	90.21%	3,699,162	9.79%
Jay S. Hennick	33,972,229	89.89%	3,820,079	10.11%
D. Scott Patterson	37,731,508	99.84%	60,800	0.16%
Frederick F. Reichheld	34,372,958	90.95%	3,419,350	9.05%
Joan Eloise Sproul	37,426,446	99.03%	365,862	0.97%
Erin J. Wallace	28,489,026	75.38%	9,303,282	24.62%

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year, an amendment to the FirstService stock option plan along with ratifying and approving the issuance of certain stock options granted to certain employees of FirstService and a non-binding advisory resolution on FirstService’s approach to executive compensation, all as set out in the Circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential — North America’s largest manager of residential communities; and FirstService Brands — one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.7 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566